Exhibit 99.2

MER TELEMANAGEMENT SOLUTIONS LTD.
_____________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to invite you to attend the Annual General Meeting of Shareholders, or the Meeting, to be held on Thursday, September 24, 2020 at 10:30 a.m. (Israel time) at the offices of our legal counsel, Ephraim Abramson & Co., Law Offices, 52 Menahem Begin Rd., Sonol Tower, 12th Floor, Tel Aviv, 6713701, Israel, and thereafter as it may be adjourned or postponed from time to time. As part of our precautions regarding the Coronavirus (Covid-19), we will enable participation and convening of the meeting via teleconference at the following dial-in numbers and code: Israel dial-in number: 076-5990000, US dial-in number: 712-770-5561 - Conference code: 150360#.

At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To re-elect Haim Mer as a member of the Board of Directors for a term expiring at our 2021 Annual General Meeting of Shareholders and when his successor is elected and qualified;

2.	To re-elect Ms. Varda Trivaks as an outside director (as such term is defined in the Israeli Companies Law) for a fifth term and to approve her terms of service;

3.	To approve terms of procurement of a directors’ and officers’ liability insurance policy for current and future office holders; and

4.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our company’s independent registered public accountants for the year ending December 31, 2020, and to authorize the Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2019 will be reviewed and discussed at the Meeting.

Our Board of Directors recommends that you vote in favor of the foregoing proposals, each of which is more fully described in the accompanying Proxy Statement.

Shareholders of record at the close of business on Tuesday, August 25, 2020 are entitled to notice of and to vote at the Meeting or any adjournments or postponements thereof.

We expect that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about Friday, August 28, 2020.

The approval of the election of a director in Item 1 and the proposals set forth in Items 2 through 4 requires the affirmative vote of holders of at least a majority of our company’s ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter presented for passage.  The approval of the proposal set forth in Item 2 also requires compliance with additional special “disinterested” voting requirements as set forth in the Proxy Statement.

We know of no other matters to be submitted at the Meeting other than as specified in this Notice of Annual General Meeting of Shareholders.  If any other business is properly brought before the Meeting, the persons named as proxies will vote in respect thereof in accordance with the recommendation of our Board of Directors.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the company no later than August 27, 2020.   Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be furnished to the SEC on Form 6-K and available to the public on the SEC’s website at http://www.sec.gov.

You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent at least 48 hours prior to the appointed time of the Meeting or at our registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.  Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to our offices at the above address no later than September 14, 2020.  Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public at the abovementioned website.

Joint holders of ordinary shares should note that, pursuant to Article 28.6 of our company’s Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

Sincerely, /s/ Haim Mer Haim Mer Chairman of the Board of Directors

August 20, 2020
ii

MER TELEMANAGEMENT SOLUTIONS LTD.

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Mer Telemanagement Solutions Ltd., to be voted at the Annual General Meeting of Shareholders, or the Meeting, and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held at 10:30 a.m. (Israel time) on Thursday, September 24, 2020, at the offices of our legal counsel, Ephraim Abramson & Co., Law Offices, 52 Menahem Begin Rd., Sonol Tower, 12th Floor, Tel Aviv, 6713701, Israel, and thereafter as it may be adjourned or postponed from time to time. As part of our precautions regarding the Coronavirus (Covid-19), we will enable participation and convening of the meeting via teleconference at the following dial-in numbers and code: Israel dial-in number: 076-5990000, US dial-in number: 712-770-5561 - Conference code: 150360#.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) the re-election of Haim Mer as a member of the Board of Directors for a term expiring at our 2021 Annual General Meeting of Shareholders and when his successor is elected and qualified; (ii) the reelection of Varda Trivaks as an outside director for a fifth term; (iii) the approval of terms of procurement of a directors’ and officers’ liability insurance policy for current and future office holders; and (iv) the ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2020, and the authorization of our Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.  In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2019 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the re-election of a director and each of the proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value NIS 0.03 per share, as of the close of business on Tuesday, August 25, 2020, are entitled to notice of, and to vote in person or by proxy, at the Meeting or any adjournments or postponements thereof.  As of August 20, 2020, there are 4,412,408 outstanding ordinary shares. Pursuant to the terms of Article 7.2.4 of our current Articles of Association, or the Articles, holders of our preferred shares are also entitled to vote on all matters submitted to a vote of our ordinary shares (on an as-converted basis, but only up to the number of votes equal to the number of ordinary shares into which the preferred shares would be convertible pursuant to the Beneficial Ownership Limitation, which is defined in our Articles as 9.99% of the number of our ordinary shares outstanding immediately after giving effect to the issuance of ordinary shares issuable upon conversion of preferred shares held by the applicable shareholder). For more information, see “Security Ownership of Certain Beneficial Owners and Management” below.

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Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.

If voting by virtue of a “legal proxy” or by mail, the proxy must be received by our transfer agent at least 48 hours prior to the appointed time of the Meeting or at our registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, your proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered at our address above up to one hour prior to the Meeting and indicating that its/his/her proxy is revoked, or by timely submitting another proxy with a later date.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by timely submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two or more shareholders holding in the aggregate more than 25% of the total voting powers attached to our ordinary shares (on an as-converted basis, subject to the Beneficial Ownership Limitation applicable to holders of our preferred shares), represented in person or by proxy at the Meeting, will constitute a quorum.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  If a quorum is not present at the reconvened meeting within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall be a quorum.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  A broker non-vote will also be used for the purpose of establishing a quorum, but will not otherwise be counted in the voting process. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes.

Majority Vote Standard

The approval of the election of the directors under Items 1 and 2 and of the proposals set forth in Items 3 and 4 requires the affirmative vote of holders of at least a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter presented for passage.  The approval of the proposal set forth in Item 2 also requires compliance with additional special “disinterested” voting requirements described therein.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Annual General Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy materials to the beneficial owners of our ordinary shares.

Adjournment and Postponement

Although we do not expect this to occur, our shareholders may also be asked to vote to adjourn or postpone the Meeting for the purpose of soliciting additional proxies in favor of any proposals on the agenda of the Meeting.

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to:

Corporate Secretary
Mer Telemanagement Solutions Ltd.
14 Hatidhar Street, P.O. Box 2112
Ra’anana 4366516, Israel

Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of August 20, 2020 regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Haim Mer and Dora Mer(3)	540,641	11.58%
Roger Challen(4)	437,068	9.36%
Alpha Capital(5)	466,570	9.99%
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(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
The percentages shown are based on 4,412,408 ordinary shares (excluding 1,800 ordinary shares held as treasury shares) and 1,831,579 preferred shares (on an as-converted basis, subject to the Beneficial Ownership Limitation), outstanding on August 20, 2020.

(3)
Based upon a Schedule 13D/A filed with the SEC on August 24, 2017 and other information available to us.  Mr. Haim Mer and his wife, Mrs. Dora Mer, are the record holders of 247,960 ordinary shares and the beneficial owners of 290,742 ordinary shares through their controlling interest in Mer Ofekim Ltd., 1,923 ordinary shares through their controlling interest in Mer Services Ltd. and 16 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(4)
Based upon a Schedule 13D/A filed with the SEC on August 24, 2017. Mr. Challen is the beneficial owner of 437,068 ordinary shares through his controlling interest in the Info Group, Inc., a Massachusetts corporation.

(5)
Based upon a Schedule 13G/A filed with the SEC on November 21, 2019 and other information known to us, Alpha Capital holds 208,600 ordinary shares and 1,831,579 preferred shares, which are currently subject to the Beneficial Ownership Limitation.

Terms of Service and Employment of Executive Officers and Directors

For information relating to the compensation of our five most highly compensated office holders during or with respect to the year ended December 31, 2019, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the SEC on March 26, 2020, or the 2019 Annual Report.

I.  RE-ELECTION OF DIRECTOR
(Item 1 on the Proxy Card)

Our Articles provide that, unless otherwise prescribed by a resolution adopted at a General Meeting, the Board of Directors shall consist of not less than four (4) nor more than twelve (12) directors (including the outside directors appointed as required under the Israeli Companies Law).

Our Board of Directors currently consists of five directors, including Ms. Varda Trivaks and Mr. Ronen Twito, who serve for three-year terms as outside directors in accordance with the Israeli Companies Law. Ms. Varda Trivaks is nominated for appointment for an additional term (see Item 2 for further details) and Mr. Twito’s term is scheduled to end in March 2022. Pursuant to our Articles, our directors (other than outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. However, our Articles, adopted in October 2018 in connection with the consummation of the acquisition of our Preferred Shares by Alpha Capital, or the Alpha Capital Investment, provide that the initial service terms of the directors nominated by Alpha Capital and elected by our shareholders at our 2018 annual general meeting (Mr. Scott Burrell and Mr. Isaac Onn), will expire at the end of the first general meeting to take place after October 31, 2020. Therefore, Messrs Burrell and Onn are not nominated for reelection at the Meeting and their terms of services will continue until the first general meeting to take place after October 31, 2020.

Our Board of Directors may, from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number.  All the members of our Board of Directors may be re-elected upon completion of their term of office (except the outside directors, whose re-election is governed by the Israeli Companies Law). Our Articles provide Alpha Capital certain rights in connection with the composition and structure of our Board of Directors (namely the requirement that our Board of Directors shall not exceed five (5) directors, without Alpha Capital’s prior written consent during the initial term of the directors nominated by Alpha Capital and a right to nominate replacements for the directors nominated by Alpha Capital during such period). However, on August 16, 2019, we received a letter from Alpha Capital notifying us of the termination and permanent waiver by Alpha Capital of such rights.

At the Meeting, shareholders are being asked to re-elect Mr. Haim Mer to hold office until our 2021 Annual General Meeting of Shareholders and until his successor is elected and qualified. Mr. Mer was most recently elected to serve as a director by our shareholders at our 2019 annual general meeting of shareholders.  Mr. Mer has submitted a written declaration as required under the Israeli Companies Law.  Such declaration is available for review at our registered office.

We have elected, pursuant to NASDAQ Stock Market Rule 5615(a)(3), not to follow NASDAQ’s rule regarding the nomination process of directors, and instead, we follow Israeli law and practice, under which our directors are recommended by our Board of Directors for election by our shareholders.

If re-elected at the Meeting, we will continue to pay to Mr. Haim Mer, our Chairman of the Board who devotes approximately 20% of his time to our company, a monthly fee of $7,000 per month. In addition, Mr. Mer previously received, and will continue to hold, an indemnification letter from our Company and is and will be included in our directors and officers liability insurance policy. For information concerning the terms of service of our directors, see “Item 6. Directors, Senior Management and Employees” under “Compensation” and “Board Practices” in our 2019 Annual Report and also see Items 2 and 3 below.

Set forth below is information about Mr. Mer, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Nominee for Reelection as Director

Haim Mer (72) has served as the Chairman of our Board of Directors and a director since our inception in December 1995. Mr. Mer has served as the Chairman of the Board of Directors of C. Mer Industries Ltd., a publicly traded company, since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005. Mr. Mer holds a B.Sc. degree in Computer Sciences and Mathematics from the Technion - Israel Institute of Technology.

The Board of Directors recommends a vote FOR the election of the nominee for director named above.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as director the nominee named above.

II.  RE-ELECTION AND APPROVAL OF THE TERMS OF SERVICE OF AN OUTSIDE DIRECTOR
(Item 2 on the Proxy Card)

General

Ms. Varda Trivaks, one of our outside directors, was elected to serve as an outside director for an initial three-year term at our annual general meeting of shareholders held in August 2008 and was re-elected for second, third and fourth three-year terms at our annual general meetings of shareholders held in August 2011, August 2014 and August 2017, respectively.

The election of an outside director for the initial three-year term requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the outside director, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted against the election of the outside director does not exceed 2% of the outstanding voting power in the company.

An outside director may be re-elected to serve for additional three-year terms by one of the two following methods: (i) the board of directors proposed the nomination of the outside director for an additional term and her or his appointment is approved by the shareholders in the manner required to appoint outside directors for an initial term as set forth above, or (ii) in the event a shareholder holding 1% or more of the voting rights nominates the outside director for an additional term or if the outside director nominated her or himself for an additional term, the nomination is required to be approved by a majority of the votes cast by the shareholders of the company; provided that: (x) the votes of controlling shareholders, the votes of shareholders who have a personal interest in the approval of the reelection of the outside director, other than a personal interest that is not as a result of such shareholder’s connections to the controlling shareholder, and abstaining votes are excluded from the counting of votes and (y) the aggregate votes cast by shareholders in favor of the nomination that are counted for purposes of calculating the majority exceed 2% of the voting rights in the company. The outside director nominated by shareholders may not be a related or competing shareholder or a relative of such shareholder at the date of appointment and may not have an affiliation to a related or competing shareholder at the date of appointment or for the two year period prior to the appointment. A “related or competing shareholder” is defined by the Israeli Companies Law as the shareholder that proposed the nomination or a significant shareholder (a shareholder holding five percent or more of the outstanding shares of a company or of the voting rights in a company), provided that at the date of appointment of the outside director such shareholder, its controlling shareholder or a corporation controlled by either of them, have business connections with the company or are competitors of the company. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

At least one of the outside directors elected must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

As noted above, in general, outside directors serve for a three-year term, which may be renewed for only two additional three-year terms.  However, pursuant to the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, or the Relief Regulations, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Capital Market, such as our company, may appoint an outside director for additional terms of up to three years each, subject to certain conditions. Such conditions are: (i) the audit committee, and thereafter the board of directors, confirmed that in light of the expertise and special contribution of the outside director to the work of the board and its committees, the appointment for another term is for the benefit of the company, (ii) in the event the appointment is recommended by the board, the appointment is approved in the same manner as the appointment of an outside director for the initial three-year term (as explained below), and (iii) the period during which the outside director served as an outside director and the reasons of the audit committee and the board of directors for the extension have been presented to the general meeting prior to the approval of the appointment.

Our Audit Committee and Board of Directors discussed the appointment of Ms. Trivaks as an outside director for a fifth term, ending on August 24, 2023, and resolved that in light of Ms. Trivaks’ experience as an accountant and as a board member of other public companies, and in light of Ms. Trivaks’ in-depth knowledge and familiarity with our financial position and our operations, including our telecom operations and on-line advertising operations and our business prospects, business plans and opportunities and Ms. Trivaks’ long-term position as the chairwoman of our compensation committee and her current position as the chairwoman of our audit committee, the appointment of Ms. Trivaks for a fifth term as an outside director, ending on August 24, 2023, is for the benefit of our company.

Accordingly, at the Meeting, shareholders will be asked to reelect Ms. Trivaks as an outside director for a fifth term, ending on August 24, 2023.

Ms. Trivaks has submitted a written declaration as required under the Israeli Companies Law.  The declaration is available for review at our registered office.  In addition, our Board of Directors has determined that Ms. Trivaks has “accounting and financial expertise.”

Set forth below is a brief biography of Ms. Trivaks:

Varda Trivaks (63) has served as an outside director since August 2008 and is the chairwoman of our audit and compensation committees. Ms. Trivaks serves as the Co-Managing Director and is one of the two founding partners of Mimtar Business Consulting, established in 2001. In that position, Ms. Trivaks acts as an advisor to companies on investments, mergers, spin-offs, valuation, control, budgeting, with a special focus on advising global companies and management of companies during times of restructuring and recovery. Ms. Trivaks serves as a member of the audit committee, board of directors and financial committee and compensation committee of “Ginegar Plastic Product Ltd”. Previously, Ms. Trivaks served as a member of the board of directors and audit, balance sheet committees of “Halamish - Municipal Government Company for housing and neighborhood renewal in Tel Aviv Jaffa Ltd” and as a member of the board of directors and audit, balance sheet and compensation committees of “E. Schnapp & Co. Works”.  From 1998 to 2004, Ms. Trivaks was a member of the Israel Accounting Institute’s communications committee for Capital Markets and Insurance. From 1998 to 2001, Ms. Trivaks was a partner with the accounting and consulting firm, BDO, and served as the managing director of one of its subsidiaries. Ms. Trivaks is a Certified Public Accountant (Israel) since 1987 and holds a B.A. degree in Economics and Accounting from Tel Aviv University and a Master of Science in Management degree from Boston University, USA.

Compensation

The compensation of outside directors of an Israeli company is regulated by the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended, or the Compensation Regulations.  Under the Israeli Companies Law and pursuant to the Compensation Regulations, a company is generally required to pay its outside directors cash compensation in the form of an annual fee and a per meeting attendance fee (including for attendance at board of directors committee meetings) that is within a range of fees determined based on the company’s equity in the manner set forth in the Regulations.  A nominee for outside director must be informed of the compensation to be paid by a company prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during any three-year term of service.  Also, the compensation paid to each of a company’s outside directors must be the same, regardless of the form of compensation (except that “expert outside directors” may receive higher compensation than non-experts). Under the Israeli Companies Law, the terms of compensation of an outside director require shareholder approval.  Our compensation policy for directors and officers, or the Compensation Policy, permits us to pay fees to our outside directors that will not exceed the maximum compensation permitted by the Compensation Regulations and/or the Relief Regulations, as the case may be, including in view of their position as financial experts. Our Amended and Restated Articles of Association and our Compensation Policy further permits us to grant indemnification letters and to purchase liability insurance for our directors, subject to receipt of the requisite approvals under the Israeli Companies Law.

We currently pay each of our outside directors an annual fee, payable quarterly, of NIS 30,500 (currently equivalent to approximately $8,960) and a per meeting attendance fee of NIS 1,700 (currently equivalent to approximately $499).  According to the Compensation Regulations, an outside director is entitled to 60% of the per meeting fee if he or she participated in the meeting by means of communication and not in person, and to 50% of the per meeting fee if resolutions were approved in writing, without convening a meeting.  Our Compensation Committee and Board of Directors have approved, subject to her re-election, and recommend that our shareholders approve, that we continue to pay Ms. Trivaks the same cash compensation during her fifth term as an outside director.  Ms. Trivaks also previously received an indemnification letter from us and is included in our directors’ and officers’ liability insurance.

Outside Director Continuing in Office

Set forth below is biographical information concerning our other outside director, Mr. Ronen Twito, who is continuing in office:

Ronen Twito (45) has served as an outside director since March 2019 and is a member of our audit and compensation committees. Mr. Twito is the founder of Amplify Capital Ltd., an Israeli corporate finance services firm, and has worked there since its founding in 2017. Mr. Twito served as the deputy CEO & CFO of Cellect Biotechnology Ltd. (NASDAQ: APOP) from November 2015 to January 2017.  Prior to that he served as VP finance of BioBlast Pharma Ltd. (NASDAQ: ORPN) from April 2014 to November 2015.  From July 2009 to April 2014 he served as the CFO of XTL Biopharmaceuticals Ltd. (NASDAQ; TASE: XTLB) and also served as its deputy CEO from April 2012 to April 2014. Mr. Twito served also as a deputy CEO of InterCure Ltd (TASE: INCR) since July 2012 and CEO since November 2012. Prior that, he served as Corporate Finance Director at Leadcom Integrated Solutions Ltd., an international telecommunications company, specializing in management and implementation of network deployment services (then listed on the AIM and TASE) from November 2004 to May 2009. Previously he served as an Audit Manager at Ernst & Young (EY) from January 2000 to November 2004. Mr. Twito possesses over 19 years of finance and management experience in both publicly traded and private companies, which includes IPOs, dual listings, bonds placement, private placements and M&As. Mr. Twito is an Israeli Certified Public Accountant and is a member of the Institute of CPAs in Israel. He holds a B.A. in Business & Management - Accounting, and a B.Ed. degree in teaching accounting, both from the Collman Management College.

Required Vote

As explained above, the re-election of Ms. Trivaks requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the outside director, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted against the election of the outside director does not exceed two percent of the outstanding voting power in the Company. The approval of Ms. Trivaks’ terms of service requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

Each shareholder voting on the election of the outside director must indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the election of the outside director (excluding a personal interest that is not related to a relationship with a controlling shareholder) pursuant to the Israeli Companies Law. Otherwise, the shareholder is not eligible to vote on the election of the outside director and his or her vote will not be counted for the purposes of the election of the outside director.  For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company).  A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company.  “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.  We are not currently aware of any “controlling shareholder,” as defined under the Israeli Companies Law, and therefore we expect that none of our shareholders have a personal interest with respect to this proposal as a result of a relationship with a controlling shareholder.

Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (z) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. Under the Israeli Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to reelect Ms. Varda Trivaks as an outside director for a fifth term ending on August 24, 2023, to approve the terms of service of Ms. Varda Trivaks as set forth in the Proxy Statement and to confirm that such resolutions are for the benefit of the Company.”

The Board of Directors recommends a vote FOR the re-election of Ms. Varda Trivaks for outside director and to approve her terms of service.

III. APPROVAL OF THE PURCHASE OF A DIRECTORS’ AND OFFICERS’ LIABILITY
INSURANCE POLICY
(Item 3 on the Proxy Card)

General

The Israeli Companies Law provides that a company may, if permitted by its articles of association, obtain insurance for an office holder against liabilities incurred with respect to an act or omission in his or her capacity as an office holder.  These liabilities include a breach of duty of care to the company or a third-party, a breach of duty of loyalty (provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests) and any monetary liability imposed on the office holder in favor of a third-party.

Our articles of association, as currently in effect, allow us to insure our office holders to the fullest extent permitted by law.  Our Compensation Policy provides that our directors and officers will be covered by a directors and officers liability insurance policy, to be periodically purchased by us subject to receipt of approvals required under the Israeli Companies Law. We currently maintain a directors’ and officers’ liability insurance policy with liability coverage of up to $5.0 million per claim and in the aggregate.

At our shareholders meeting held in August 2017, our shareholders approved the renewal, extension and/or replacement, from time to time, of our directors’ and officers’ liability insurance policy for all directors and officers of our company and its subsidiaries, who may serve from time to time (including current and future office holders who may be deemed controlling shareholders, within the meaning of the Israeli Companies Law), as follows: (i) the coverage limit per claim and in the aggregate under policy may not exceed an amount representing an increase of 25% in any year, as compared to the previous year’s aggregate coverage limit; and (ii) any policy may not be entered into after 2020. Our shareholders also approved, at our extraordinary shareholders’ meeting held on March 28, 2019, the purchase of a pre-paid discovery period of 84 months, which became effective on August 1, 2020 after the expiration of our previous liability insurance policy. Our previous liability insurance policy was initially in effect for a period of 12 months commencing February 1, 2019 and was thereafter extended for six months at the same annual premium (pro-rated for the extension period).

In recent years, there have been significant changes in the D&O liability insurance market that include material increases in insurance premiums. Our insurance advisors and agents informed us that the increases in premiums were specifically applicable to companies such as our company, whose shares are traded on a US market and who operates in the technology field. Following the expiration of our previous policy, we acquired a new directors’ and officers’ policy with liability coverage of $5.0 million, commencing August 1, 2020, at an annual premium of $380,000, resulting from the aforesaid increases in premiums in the D&O liability insurance market.

Our Compensation Committee and Board of Directors approved, and recommended that our shareholders approve, the purchase of the new policy commencing August 1, 2020 and the terms and conditions for the purchase, renewal, extension and/or replacement, from time to time, of our directors’ and officers’ liability insurance policy for all directors and officers of our company and its subsidiaries, who may serve from time to time (including our Chief Executive Officer), or the New Policy, as follows: (i) the coverage limit per claim and in the aggregate under the New Policy may not exceed an amount representing an increase of 25% in any year, as compared to the previous year’s aggregate coverage limit; (ii) our Compensation Committee determines that the New Policy is on market terms; and (iii) any New Policy may not be entered into after 2023.  No further approval of our shareholders will be required in connection with any renewal and/or extension and/or purchase of the New Policy entered into in compliance with the foregoing terms and conditions.

Required Vote

Under the Israeli Companies Law, the procurement of insurance coverage for office holders in accordance with the compensation policy requires the approval of the compensation committee and board of directors, and if such office holder is a director or the chief executive officer, also the shareholders, in that order.

Pursuant to the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the following resolution. The terms of employment of the chief executive officer, whether or not they are in accordance with our compensation policy, generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter; provided, however, that such shareholder approval is required to also meet at least one of the following “special majority” requirements: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposed resolution or (ii) the total number of shares voted against the proposed resolution by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

In connection with the undertaking to provide liability insurance to our chief executive officer, we intend to utilize an exemption that is available under the Companies Regulations (Relief for Transactions with Interested Parties), 2000, or the Relief Regulations. Regulation 1b(5) of the Relief Regulations provides that in the event a company’s compensation committee and board of directors determine that the insurance provided to the controlling shareholder is: (i) upon terms worse or identical to those provided to the company’s other officers and directors, (ii) on market terms and (iii) cannot materially affect the company’s profitability, assets or liabilities, the approval of the company’s shareholders for the provision of liability insurance to the chief executive officer will not be required.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the terms and conditions for the purchase, renewal, extension and/or replacement of the directors’ and officers’ liability insurance policy of the Company and its subsidiaries, for all office holders of the Company and its subsidiaries, who may serve from time to time, set forth in the proxy statement for the 2020 Annual General Meeting of shareholders, be and hereby are ratified and approved; that the management of the Company be, and it hereby is, authorized to negotiate and execute in the name and on behalf of the Company, contracts for the purchase, renewal, extension and/or replacement of such policy pursuant to and in accordance with the terms and conditions set forth in the proxy statement for the 2020 Annual General Meeting of Shareholders, that all actions heretofore taken by the management of the Company in line with this resolution are hereby approved and ratified, and that such resolutions are for the benefit of the Company.”

           The Board of Directors recommends a vote FOR the foregoing resolution.

IV.  RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 4 on the Proxy Card)

General

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a Member of Ernst & Young Global, as our independent public accountants in 1996 and has reappointed the firm as our independent public accountants since such time.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the year ending December 31, 2020, pursuant to the recommendation of our Audit Committee and Board of Directors.  As a result of Kost Forer Gabbay & Kasierer’s familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to fix the compensation of our independent registered public accountants in accordance with the volume and nature of their services or to delegate such authority to our Audit Committee.  With respect to fiscal year 2019, we paid Kost Forer Gabbay & Kasierer approximately $85,000 for audit services.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our company’s independent registered public accountants for the year ending December 31, 2020, and to authorize the Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.”

The Board of Directors recommends a vote FOR the foregoing resolution.

If the appointment of Kost Forer Gabbay & Kasierer is not approved by our shareholders, or if Kost Forer Gabbay & Kasierer ceases to act as our independent registered public accountants, or if the Audit Committee removes Kost Forer Gabbay & Kasierer as our independent registered public accountants, the Audit Committee will recommend another independent registered public accounting firm.

V. REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements for the year ended December 31, 2019 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

Our Annual Report on Form 20-F for the year ended December 31, 2019, including the auditor’s report and consolidated financial statements for the year ended December 31, 2019, which was filed with the SEC on March 26, 2020, is available on our website at www.mtsint.com or through the EDGAR website of the SEC at www.sec.gov.  None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

 PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders of our company who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CFO, by no later than August 27, 2020.  If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than September 3, 2020 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC.

OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors, /s/ Ofira Bar Ofira Bar Corporate Secretary

Dated: August 20, 2020